Amphora Market Research Filed pursuant to Rule 433 Registration Statement No. 333-224190 May 9, 2018

The following presentation was made available in connection with an offering of securities by Evofem Biosciences, Inc. (the “Company” or “Evofem”) but was not prepared in contemplation of the offering. The presentation should be viewed only in connection with the Company’s registration statement on Form S-1 (including the prospectus), which has more complete information regarding the subject matter of this presentation, including the numerous risks associated with the Company’s business and market strategies. To the extent any information in this presentation is inconsistent with information in the prospectus, the information in the prospectus supersedes the information in this presentation. Certain statements contained in the presentation have been corrected, clarified or caveated by notations following such statements. This presentation contains forward looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 and other federal securities laws. In some cases, you can identify forward looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “aim,” “anticipate,” “strategy,” “designed,” “suggest,” “currently,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward looking statements of this presentation are only predictions and are subject to a number of risks, uncertainties and assumptions, including, without limitation risks and uncertainties relating to: the outcome or success of Evofem’s (the “Company” or “Evofem”) clinical trials; Evofem’s ability to maintain and protect its intellectual property; the rate and degree of market acceptance of Amphora; Evofem’s ability to successfully commercialize Amphora and its ability to develop sales and marketing capabilities; Evofem’s ability to raise additional capital when needed and to rely on existing cash reserves to fund its current development plans and operations; Evofem’s ability to obtain the necessary regulatory approvals for its product candidates, including approvals from the united states food and drug administration for the use of Amphora® as a contraceptive, and the timing of such approvals; Evofem’s reliance on third party providers, such as third party manufacturers and clinical research organizations; the absence of any adverse events or side effects relating to the use of Amphora; and Evofem’s ability to retain members of its management and other key personnel. Many of these risks, and other risks and uncertainties, are discussed in further detail in the “Risk Factors” section of the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) by Evofem on April 30, 2018 to which this presentation relates, copies of which are available on the Evofem website (www.evofem.com). The forward looking statements in this presentation represent Evofem’s views only as of the date hereof, and Evofem undertakes no obligation to update or review any forward looking statement, whether as a result of new information, future developments or otherwise, except as required by law. The information contained herein may not be used in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not permitted by law, This presentation includes certain information obtained from trade and statistical services, market research service providers, third party publications and other sources. Evofem has not independently verified such information and there can be no assurance of its accuracy. We are an “emerging growth company” as defined under the Securities Act of 1933, as amended (the “Act”) and, as such, this presentation and the accompanying oral presentation may be construed as communications permitted pursuant to Section 5(d) of the Act and Section 105(c) of the Jumpstart Our Business Startup Act of 2012.

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Executive Summary Key findings from the physician and patient research

Market Research Findings Overview

Market research from ~400 HCPs, 1400+ consumers, and 45 payers suggest Amphora® benefits will be of high interest for many women

Project	Research Type	Timing	Audience / Sample	Primary Objective
Initial Demand, Forecast, and Segmentation	Quantitative and Qualitative	Dec 2015	• 152 HCPs • 287 Consumers • 15 Payers	Understand interest in Amphora, identify and size segments of high-interest, and then assess the financial opportunity for the asset
Updated Demand, Forecast and Lifecycle Management	Qualitative	Sep 2016	• 20 Consumers • 8 Payers	A qualitative assessment of consumer interest in Amphora for Recurrent Bacterial Vaginosis (RBV)
	Quantitative and Qualitative	Nov 2016	• 100 HCPs • 234 Consumers • 15 Payers	Create and financially evaluate a set of potential lifecycle strategies for Amphora
	Quantitative and Qualitative	Jul 2017	• 102 HCPs • 100 Consumers • 7 Payers	Utilize primary market research to update the BV forecast model and account for a potentially longer dosing interval than previously considered
OTC Opportunity Assessment	Quantitative and Qualitative	Nov-Dec 2016	• 474 Consumers	Develop an understanding of the commercial potential as a sexual lubricant and how that potential varied based on product claims
Positioning, Messaging and Communications	Qualitative (2 Rounds)	Jan-Mar 2016	• 39 HCPs • 41 Consumers	Optimize the HCP and Consumer positioning and messaging strategies
Amphora® Package Quantity Study	Quant	Mar 2016	• 269 Consumers	Inform the packaging and quantity strategy

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Amphora® Key Findings HCP/Payer Respondents were pleased to see a new non-hormonal option as they readily recognize the challenges with hormone based alternatives The addition of the base STI indication to the Amphora® contraception profile led to a significant increase in the frequency of physician recommendations for Amphora Payers indicated they did not express concern about the cost of Amphora and envisioned it costing no more than $200/month Consumer Overall, interest in the contraceptive product continues to be healthy with ~1/3 of all women wanting to learn more about the product and ~15% wanting a prescription for it Interest in Amphora® with an STI only indication is robust with ~25% of women asking their HCP about it. Moreover, of those asking about it, 80-90% said they would also ask for a prescription for the product As seen in previous market research, there are two distinct groups of potential targets- prescription users looking for additional protection and non users/ OTC users looking for alternative options

Target Segment Overview HCP Consumer Target HCPs indicated they believe Amphora® would be appropriate for more than 15% of the women with whom they discuss contraception 71% of all respondents felt Amphora was for women like them “Supplementers” (28% of respondents) are highly engaged in their own healthcare and are often single, finding themselves in situations where they need to protect against unwanted pregnancy “Alternatives” (30% of respondents) are most interested in finding a new primary form of contraception as they are less satisfied with their current method. They desire non-hormonal contraception as their main driver to change “Currently Satisfied” (42% of respondents) tend to be satisfied with their current prescription contraceptive and are more likely to be Long-Acting Reversible Contraception (LARC) users “Diversifiers” (34% of respondents) are a variety of HCPs who tend have many new and continuing contraceptive patients and most often are customizing their contraceptive recommendations to their patients’ needs “Nichers” (42% of respondents) are interested in Amphora but see it being used for specific group of women since they are generally pleased with the available contraceptive options “Old Guard” (24% of respondents) are busy HCPs who work in solo practices and see a large number of patients. They prescribe more contraceptives than other segments and indicated they liked Amphora®

Patients Respondent Overview Key background information on consumer participants

Overview of Women at Risk for Pregnancy / STI Source: S2, S97 S9, S11, S12, S13; n = 234 Short Term Rx LARC Non Rx None Overall N 86 57 57 34 2341 Average Age 33.9 33.7 38.1 38.9 35.6 % Age 18-35 59% 61% 33% 35% 50% Contraceptive Methods Used OC User 88% 9% 0% 0% 35% Hormonal IUD 0% 61% 0% 0% 15% Non-hormonal IUD 0% 25% 0% 0% 6% Male condoms 31% 23% 74% 0% 35% “Natural” methods 6% 0% 21% 0% 7% See HCP at least annually for women’s health needs 92% 91% 79% 94% 89% % Married 48% 47% 44% 44% 46% % Single 15% 19% 18% 15% 17% 1. Patients were screened to include a minimum number of patients suffering from BV as well as a minimum number of patients from each of the contraceptive categories

Patients Contraception History Patients’ current and prior use of contraceptives as well as key drivers of preference in the category

The different groups of users place very different values on the benefits of their current contraceptive Source: B10; n = 207 Reasons for Using Current Contraceptive (selected up to 3 responses) B10. Why did you decide to use your current approach to preventing pregnancy? Convenience and efficacy are most important to Rx users

Patients tend to forego prescription contraception primarily to avoid hormones Source: B14; n = 79 Main Reasons for Not Using a Prescription Contraceptive (selected up to 3 responses) B14. What are the main reasons you do not currently use a prescription form of birth control?

LARC users tend to be happier with their choice and more focused on efficacy, non/OTC users tend to believe hormones have significant side effects Source: B16; n = 207 Attitudes Related to Contraception (5 point scale, 1 = “Strongly Disagree”, 5 = “Strongly Agree”) B16. Please rate your level of agreement with each of the following statements.

Patients STI Experiences and Treatment History Patients’ experiences with STIs, concerns and attitudes related to STIs, and current preferences and perceptions of available options

Patients use a variety of methods to reduce the risk of STIs, with the most common being monogamy Source: C8; n = 206 C8. Which of the following things do you do specifically to reduce the risk of getting an STI? Actions Taken to Reduce STI Risk

Most women show low levels of concern for STIs, believing they are in a monogamous relationship and their partner is disease free Source: C7; n = 206 Concern with Contracting an STI C7. How concerned are you about getting an STI? Average 3.8 4.3 3.7 4.5

Patients Patient Responses to Contraceptive and STI Product Profiles Key treatment and demographic information by contraceptive method used

Interest in Amphora was similar across the different groups, while LARC users are the least likely to take action Source: B19; n = 207 Likelihood to Take Action: Contraception Profile (Product A) B19. If you heard about Product A, how likely would you be to take each of the following actions? a. Ask your doctor about Product A at your next check up; b. Request a prescription for Product A when you next see your doctor

Current prescription users showed greater interest in the STI indication, with other groups looking for a broader indication Source: C13, C15, C16; n = 207 Likelihood to Ask About Amphora by STI Profile (Products T1/T2/T3) T1 Reduction in chlamydia & gonorrhea T2 Reduction in chlamydia & gonorrhea; some evidence in other STIs T3 Reduction in chlamydia, gonorrhea, HPV, trichomoniasis, and Herpes (HSV1/2) Non Rx and Non Users were more sensitive to the breadth of the STI indication C13/C15/C16. If you heard about Product T, how likely would you be to take each of the following actions? a. Ask your doctor about Product T at your next check-up

Most patients who would ask their physician about Amphora would also request a prescription for the product Source: C13, C15, C16; n = 207 Likelihood to Request Amphora by STI Profile (Products T1/T2/T3) T1 Reduction in chlamydia & gonorrhea T2 Reduction in chlamydia & gonorrhea; some evidence in other STIs T3 Reduction in chlamydia, gonorrhea, HPV, trichomoniasis, and Herpes (HSV1/2) C13/C15/C16. If you heard about Product T, how likely would you be to take each of the following actions? b. Request a prescription for Product T Portion that would Ask their Physician is shown in grey (from previous slide and question)

STI benefits provide a greater boost to respondents’ likelihood to accept an Amphora recommendation from their doctor Source: D3, D8; n = 206 Likelihood to Select Amphora if HCP Recommends it by Contraception + STI Profile (Products AT1/AT2) A Contraception Only AT1 Contraception + reduction in chlamydia & gonorrhea AT2 Contraception + reduction in chlamydia, gonorrhea, HPV, trichomoniasis, and Herpes (HSV1/2) D3/D8. If you and your doctor discussed Product A at your next visit, how likely would you be to start using Product A in each of the following scenarios? a. Your doctor specifically recommends Product A for you

Physicians Current Market Landscape: Contraception

In a typical month, respondents saw ~266 reproductive aged patients and wrote over 125 Rxs for contraception

Contr.

Average Monthly Patient and Select Rx Volumes


391.7
266.4
125.5
Total Patient Volume
Total Patients: 18 to 49
Contraceptive Rxs

S11. In a typical month, how many prescriptions (both new and refills) do you write to treat / address each of the following:
A5. Of the patients you personally see in a typical month, what portion falls into each of the following age categories?
E1. In a typical month, how many patients do you personally see with bacterial vaginosis (BV)?

Source: S11, A5, E1; n = 100

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Contr.

~1/3 of women discussing contraception with their HCP are averse or contraindicated to hormonal options


Fertility Status
(Women 18 to 49)
Not Fertile
22%
Fertile 78%
Fertility Status
Eligibility and Receptivity to
Hormonal Contraception
Contraindicated 8%
Appropriate but
NOT Receptive
22%
Appropriate and
Receptive 70%
~1/3 averse or
contraindicated
Last 100 Patients

B1. What portion of your patients of reproductive age (18-49 years old) is:
B2. Please consider your last 100 female patients of reproductive age (18-49 years old) with whom you discussed contraception. How many of these patients selected each of the following methods of contraception?

Source: B1, B2_2; n = 100

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HCP opinions reinforce the reality of patients’ aversion to hormones; a concern which is more common than concerns over vaginally delivered products Source: B10; n = 100 HCP Attitudes: Contraception Overall (5 point scale, 1 = “Strongly Disagree”, 5 = “Strongly Agree”) B10. Please indicate your level of agreement with each of the following statements.

Ultimately, several key dynamics related to contraceptive selection and usage suggest unmet need still exists in the market

Contr.

Key Statistic (MD-Estimated)	Signals of Unmet Need
78% of women 18 to 49 eligible for contraception	22% of these women are not receptive to hormones 8% are formally contraindicated
68% of women on contraception using Rx method	Only 21% are using condoms (and therefore face STI risk)
55% of women on Rx contraception using OCs	HCPs suspect 45% are not perfectly compliant
22% of women on Rx using OTC / non-Rx method, or nothing	HCPs estimate 63% of these women are still sexually active

B2_1. Of your last 100 female patients of reproductive age (18-49 years old) who are not on some form of contraceptive product or method, what percentage are sexually active?
B2_2. Of these patients of reproductive age (18-49 years old) with whom you recently discussed contraception, what portion would you characterize as:
B4. If you had to estimate, what portion of your patients taking an oral contraceptive is perfectly compliant?
B5. What portion of these patients do you estimate regularly uses condoms in addition to their prescription contraception?

Source: B2_1, B2_2, B4, B5; n = 100

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Physicians Amphora Demand: Contraception-Only

HCP Rating: Compellingness of Amphora Contraception Profile Note: Fixed / Base profile Source: B11; n = 100 Compellingness of Amphora Contraception Profile (10 point scale, 1 = “Not at all”, 10 = “Extremely”) B11. Based on the information provided, how compelling is Product A?

MDs were most compelled by Amphora’s non-hormonal MOA, PRN use, and lubrication qualities; education regarding efficacy of on-demand methods required for many HCP’s Note: Fixed / Base profile Source: B11_2, B11_3; n = 100 Most and Least Appealing Aspects of Amphora % Selecting Most Appealing % Selecting Least Appealing B11_2. What aspects of Product A do you find most appealing? B11_3. What aspects of Product A do you find least appealing?

Physicians Amphora Demand: Contraception + STI

MDs viewed a contraception + STI version of Amphora was more compelling than either indication on its own Note: Base profiles for each indication Source: B11, C9, D1; n = 100 Compellingness of Amphora Profiles (10 point scale, 1 = “Not at all”, 10 = “Extremely”) B11. Based on the information provided, how compelling is Product A? C9. Based on the information provided, how compelling is Product T? D1. Compared to the contraceptive-only version of Product A you saw earlier, how compelling is this version of Product A?

MDs expected the addition of the base STI indication would more than doubled their recommendations for Amphora

Contr. + STI

Amphora Usage: Next 100 Patients


Not Raise / Recommend 39%
Present as Option 48%
Recommend 14%
Not Raise / Recommend 24%
Present as Option 46%
Recommend 30%
Contraception-Only
Contraception+STI (Base)

HCPs would honor 85% of Amphora requests (vs. 82% for contraception-only)

B13. Please consider the next 100 reproductive-age patients with whom you discuss starting or switching contraceptives. Based on this information, for how many of these patients would you take each of the following actions? Please assume Product A would come in a box of 10 doses and would have a $0 copay for your patients.
D2. Please consider your next 100 patients with whom you discuss starting or switching contraceptives. Based on this current scenario, for how many of these patients would you take the following action? Earlier you reviewed the contraceptive-only version of Product A and your responses to that scenario are presented for reference below. Please assume Product A would come in a box of 10 doses and would have a $0 copay for your patients.
D2_1. If some of your patients specifically requested a prescription for this version of Product A, what portion of these requests do you think you would grant and prescribe Product A? As before, for this question please assume Product A has a $0 copay.

Note: Unadjusted; Assumes a box of 10 with $0 copay
Source: B13, D2, D2_1; n = 100

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The upside contraception + STI profile increased the rate of MD Amphora recommendation by ~20% over the base (+6% absolute change)

Contr. + STI

Amphora Usage: Next 100 Patients



Not Raise / Recommend
39%
Present as Option
48%
Recommend
14%
Not Raise / Recommend
24%
Present as Option
46%
Recommend
30%
Not Raise / Recommend
19%
Present as Option
45%
Recommend
36%
Contraception-Only (Base)
Contraception+STI (Base)
Contraception+STI (Upside)

B13. Please consider the next 100 reproductive-age patients with whom you discuss starting or switching contraceptives. Based on this information, for how many of these patients would you take each of the following actions? Please assume Product A would come in a box of 10 doses and would have a $0 copay for your patients.
D2. Please consider your next 100 patients with whom you discuss starting or switching contraceptives. Based on this current scenario, for how many of these patients would you take the following action? Earlier you reviewed the contraceptive-only version of Product A and your responses to that scenario are presented for reference below. Please assume Product A would come in a box of 10 doses and would have a $0 copay for your patients.
D4. Please consider your next 100 patients with whom you discuss starting or switching contraceptives. Based on this current scenario, for how many of these patients would you take the following action? A moment ago you reviewed a different version of Product A and your responses to that scenario are presented for reference below. Please assume Product A would come in a box of 10 doses and would have a $0 copay for your patients.

Note: Unadjusted; Assumes a box of 10 with $0 copay
Source: B13, D2, D4; n = 100

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